EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into as of this 1st day of January, 1999, by and between MSH Entertainment Corporation, its affiliates and subsidiaries (collectively the "Company") as employer, and Michael L. Welsh (the "Executive") as key employee of the company.

                             PRELIMINARY STATEMENTS

         A. The Executive possesses intimate knowledge of the business and affairs of the company, its policies, methods and personnel

         B. The Board of Directors of the Company (the "Board") recognizes that the Executive has contributed to the growth and success to the company and desires to assure the Company of the Executives continued employment and to compensate him therefor.

         C. The board has determined that this Agreement will reinforce and encourage the Executive's continued attention and dedication to the Company

         D. The Executive is willing to make his service, on the terms to serve the Company's available to the Company on the terms and conditions hereinafter set forth.

                                   AGREEMENTS

NOW, THEREFORE, in consideration of the promises and mutual covenants set forth herein, the parties agree as follows:

         1.       Employment.

                  1.1 General. The company hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company, on the terms and subject to the conditions set forth herein.

                  1.2 Duties of Executive. During the term of this Agreement, the Executive shall serve as the Chief Financial Officer ("CFO") and Treasurer and Secretary of the Company, and shall diligently perform all the services as may be assigned to him by the Board, and shall exercise such power and authority as may from time to time be delegated to him by the Board. The Executive shall have full control of the Company and will be entitled to engage in all the activities of the Company's business activities. The Executive agrees to devote a reasonable amount of his time and attention to the business and affairs of the Company, render such services to the best of his ability, and use his best efforts to promote the interests of the Company.

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         2.       Term.

                  2.1 Initial Term. The Initial Term of this Agreement and the employment of the Executive hereunder shall be for the Three
                  (3) year period commencing on the date of the execution of this Agreement (the "Initial Term"), unless sooner terminated in accordance with the terms and conditions hereof.

                  2.2 Renewal Terms. The Initial Term of this Agreement, and the employment of the Executive hereunder, may be renewed and extended for an additional two (2) years at the election of the Executive and for such additional periods as may be mutually agreed to by the Company and the Executive in a written supplement to this Agreement signed by the Executive and the Company (the "Written Supplement").

         3.       Compensation.

                  3.1 Base Salary. The Executive shall receive a base salary at the annual rate of One Hundred and Seventy Five Thousand Dollars ($175,000) (the "Base Salary") during the Initial Term of this Agreement, with such Base Salary payable, in installments consistent with the Company's normal payroll schedule, subject to applicable withholding and other taxes. If the term of this Agreement shall be renewed and extended as provided in Section 2.2 hereof, then during such renewal term of his employment hereunder the Executive shall be paid an increased base salary as set forth in the Written Supplement. Such base salary shall be increased each year the amount of which shall be made as per mutual agreement of the Executive and Company, to account for the cost of living increases and in no event will the increase be less than prevailing COLA Index (U.S. Government "Cost of Living Allowance" Index) to account for cost of living increases and shall be made regardless of any incentive compensation.

                  3.2 Incentive Compensation.

                    (a) In addition to the Base Salary, the Executive shall be entitled to receive annual incentive compensation (the "Incentive Compensation") based on performance which shall be no less than that of any other key employee and shall be a percentage of the Company's adjusted gross profits at the end of each calendar year during the term of the Executive's employment hereunder.

                    (b) For purposes of this Agreement, the amount of the Incentive Compensation payable with respect to any calendar year (net of any tax or other amount properly withheld therefrom) shall be paid by the company to the Executive upon completion of the year end audited

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                    financials which is not to exceed One Hundred and Twenty
                    Days (120) days after the end of the calendar year; provided, however, that any amount paid shall be subject to increase or decrease based upon the results of review of the financial statements with respect to such year.

                    (c) In the event that the Executive's employment is terminated upon the expiration of the Initial Term, the Executive shall be entitled to payment to a prorate share of the initial term Incentive Compensation, if any, that has been or will be paid by the company for the period beginning after the Initial Term to the date of termination.

         4.       Expense Reimbursement and Other Benefits.

                  4.1 Expense Reimbursement. The Executive shall be entitled to reimbursement by the Company for all reasonable business expenses incurred by him in connection with the performance of his duties hereunder, provided that such entitlement is conditioned upon the Executive providing the Company with appropriate documentation of such expenses in accordance with company policy set by the Chief Financial Officer.

                  4.2 Insurance. The Executive shall be entitled to participation in all medical, hospitalization, disability and group life insurance plans, and any and all other benefit plans, as are presently and hereinafter provided by the Company to its executives. Additionally, Executive shall be at an amount that is no less than any other key executive of the Company.

                  4.3 Vacation. The Executive shall be entitled to four (4) weeks vacation paid per year in accordance with the Company's prevailing policy for its key executives; provided, however, that in no event may a vacation be taken when to do so could reasonably be expected to materially and adversely effect the company's business.

                  4.4 Corporate Credit Card. The Executive shall be provided with a Corporate charge card which shall be utilized solely for Company business with full disclosure of its business purpose in accordance with company policy.

                  4.5 Working Facilities. The Company shall furnish the Executive with an office, secretarial help and other facilities and services suitable to his position and adequate for his performance of his duties hereunder.

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                  4.6 Board Of Directors. The Executive shall be appointed to full Board of Directors membership of the Company and where possible on any and all current or future MSHE subsidiary companies owned or formed by MSHE and/or those formed by the Executive either individually or with non-MSHE personnel. The Executive shall receive confirmation of the initial appointment to the full Board of Directors of the Company in the form of a Board resolution of no later than fourteen business days after the signing of this agreement. The Executive shall maintain a position on the Board and be Chairman of the Audit Committee for the term of the Agreement. Additionally, Executive shall be considered key management, responsible for implementing and carrying out the policies of the Company.

                  4.7 Stock Options. Executive shall be granted stock options on the date hereof, the amount pursuant to the Option Agreement hereto and shall participate in the stock -option plan of the Company whereby additional stock options may be granted to Executive by the Board of Directors depending upon the performance of the Executive and the Executive shall be entitled to receive the maximum level of stock options granted any executive of the company. In addition, Executive shall be entitled to shares and/or options of any and all new companies and/or corporations formed by the Company. Executive shall also be entitled to shares and/or options whereby Executive assisted in the implementation of the forming of new corporations in conjunction with others not associated with the company. Executive at the signing of this Agreement has a 1.6% Equity interest in Company. Executive shall be granted additional options on a periodic basis to maintain this ownership level minimum.

                  4.8 Retirement Fund. Company shall take part in the key man retirement fund of the Company, which has been instituted for the Executive and Company shall contribute to and maintain said fund for the duration of Executive's employment hereunder.

                  4.9 Liquidity Event. Executive shall be granted and "Liquidity Event" at least once per year, to sell stock as additional compensation.

                  4.10 Automobile. The Company shall lease, in the company's name, an automobile ("Leased Vehicle") for the Executive's use during the term of this Agreement. The Leased Vehicle shall be comparable to and shall not exceed the monthly lease payment of Six Hundred and twenty ($620) a month. Additionally, Company shall provide a gasoline credit card which shall be sued for fuel related business expenses only, and shall not be used for any repairs to the Leased Vehicle, that responsibility of the Executive. One monthly parking space estimated to be $283 per month, for the executive shall be provided in an indoor garage within walking distance to the office, for the term of this agreement. All business related tools shall be reimbursed. In the event Executive elects not to utilize a "Leased Vehicle" as outlined above, Company shall pay the Executive an amount equal to above to be utilized towards business expenses to be determined by the Executive's sold discretion.

                  4.11 Deleted and not applicable.

                  4.12 Retirement Fund. The Executive will participate in a Key Man split dollar retirement investment fund and will be maintained and funded quarterly for the duration of the Executive's employment hereunder. Executive shall be provided funding to this fund at an amount that is no less than any other key executive of the Company.

                  4.13 Director Insurance. Company shall provide Executive with Director's and Officer's insurance in the minimum of Two Million Dollars ($2,000,000) million coverage within ten (10) business days after executing this agreement.

                  4.14 Check Signing. Executive shall be one of the five executives granted check signing authority, the others being Robert P. Maerz, Anthony Gentile, John Gentile, and Fred Aurelio; However, it being agreed to that all checks over Ten Thousand Dollars ($10,000.00) have dual signatures and that one of them be the Executive. In addition all funds received and or disbursed by the company and/or subsidiaries be received and/or disbursed in the company's New York City office by the Executive.

                  4.15 Right to Bind. Executive shall be granted signing rights and approval rights on any and all legal documents and contracts of the Company, if being agreed that any two (2) of the following individuals be the only corporate officers allowed to sign for and bind the Company, they being the Executive (Michael L. Welsh), Robert P. Maerz, Jonathan Stathakis, John Gentile and/or Anthony Gentile.

                  4.17 Lodging and Travel. The Executive shall be entitled in the performance of his duties on behalf of the Company while working in New York City, New York to utilize the Warwick Hotel located at 65 West 54th Street, NY, N.Y. or equivalent, as a place of abode while away from his personal residence in Cherry Hill, New Jersey. The Company shall pay all reasonable business expenses incurred by him provided, however, that such entitlement is conditioned upon the Executive providing the Company with appropriate documentation of such expenses in accordance with Company policy. The Executive shall receive a monthly travel allowance of $600.00 and shall be entitled to reimbursement by Company for all reasonable business expenses incurred by him in connection with any domestic and/or foreign trade and/or convention related or otherwise, which are in connection with his duties hereunder. Executive, at his option and with proper notice shall be granted permission to maintain an apartment in New York City. Said lease to be negotiated in good faith and be the responsibility of the company.

                  4.18 Personal Expenses. The Company shall not pay the Executive's personal expenses including, but not limited to, insurance (except as noted in this agreement), legal and accounting expenses.

                  4.19 Major Medical. Executive shall be provided with major medical insurance unless Executive elects to retain his current insurance whereby Company agrees to pay for same as long as the amount paid des not exceed any sum paid for major medical insurance for any senior Company executive. Any additional amount shall be paid by and be the responsibility of the Executive.

                  4.20 Legal Fees. The Company shall pay legal fees of the Executive, if any, incurred in connection with this Agreement, if being agreed by the parties hereto that said legal fees shall not exceed $10,000.

         5.       Termination.

                  5.1 Termination For Cause. The Company shall at all times have the right, upon written notice with a reasonable opportunity to cure any such breach by the Executive, to terminate the Executive's employment hereunder for cause (as hereinafter defined). For purposes of this Agreement, the term "Cause" shall mean (a) a willful breach by the Executive of any of the material terms or provisions of this Agreement; (b) the charging or indictment of the Executive in connection with a felony; (c) commission by the Executive of an act or acts involving fraud, embezzlement, misappropriation, theft, breach of fiduciary duty or dishonesty against property or personnel of the Company; or (d) willful or reckless conduct by the Executive which the Board in good faith determines could reasonably be expected to have a material adverse effect on the business, assets, properties, results of operations, financial condition or prospects of the Company. Upon any termination pursuant to this section 5.1, the Executive shall be entitled to be paid his Base Salary to the date of termination and the Company shall have no further liability under this Agreement (other than for the reimbursement for reasonable pre-approved business expenses incurred prior to the date of termination, subject, however, to the provision of
                  Section 4.1).

                  5.2 Disability. The Company shall at all times have the right, upon written notice to the Executive, to terminate the Executive's employment hereunder, if the Executive shall, as the result of mental or physical incapacity, illness or disability become unable to perform his duties hereunder for in excess of ninety (90) calendar days in any twelve (12) month period. Upon any termination pursuant to this section
                  5.2 (a) the Company shall pay to the Executive (i) immediately any unpaid amounts of his Base Salary accrued through the effective date of termination plus 12 months base salary, plus one year's living allowance plus (ii) in accordance with section 3.2 (b), an amount equal to the Incentive Compensation, if any, payable to him in respect of the calendar year in which such termination occurs, prorated for the period of service by the Executive from the beginning of the calendar year through the date of termination, and (b) the Company shall have no further liability under this Agreement (other than for reimbursement for reasonable business expenses incurred prior to the date of termination, subject, however, to the provisions of section 4.1).

                  5.3 Death. I the event of the death of the Executive during the term of him employment hereunder, (a) the company shall pay to the estate of the deceased Executive (i) immediately any unpaid amounts of his Base Salary accrued through the date of the death, plus one years living, plus (ii) in accordance with section 3.2 (b), an amount equal to the Incentive Compensation, if any, payable to him in respect to the calendar year of the Company in which such death occurs, prorated for the period of service by the Executive from the beginning of such calendar year through the date of his death, and (b) the Company shall have no further liability under this Agreement (other than for reimbursement for reasonable pre-approved business expenses incurred prior to the date of the Executive's death, subject, however, to the provisions of
                  Section 4.1). All stock ownership rights and stock options and/or warrants shall not entitle the heirs of Executive to any management voting rights in the Company, but all beneficial and financial rights shall vest in the heirs accordingly.

                  5.3 Resignation By Executive. Executive is required, and agrees, to give the Company a two (2) month notice prior to such resignation or voluntary termination of his employment, the purpose of which is to allow the Company ample time to locate a senior management replacement for the Executive's vacant position. Executive shall have the right to terminate for "good cause", for example, an occurrence whereby there is a change of control within the Company and/or the Company defaults on any payment. Should the default not be remedied after a 14 day cure period, Executive shall receive at a minimum 1.6% of the Company as liquidated damages.

         6.       Restrictive Covenants.

                  6.1 Non-competition. Except as provided in Section 1.2 and with the Company's knowledge and acceptance that Executive and other third parties, Executive, while employed by the Company and during the Non-competition Period (as hereinafter defined), the Executive, except as previously indicated, shall not, directly or indirectly, engage in or have any interest in any sole proprietorship, partnership, corporation or business in any other person or entity (whether as an employee, officer, director, partner, agent, security holder, creditor, consultant, or otherwise) that directly or indirectly engages in any type of entertainment production, business, marketing, computer or cell animation, graphics, distribution, producing, writing, directing and/or manufacturing of any type of entertainment product including, but not limited to toys, records, videos, CD-ROM and merchandising items anywhere throughout the universe. For purpose of the Section 6.1, the term "Non-competition Period" shall mean (a) the Executive's employment is terminated pursuant to Section 5.4 above, the period beginning on the effective date of resignation and ending one (1) year thereafter. Because such mandatory restrictive covenants are being placed on the Executive, the Company shall pay the Executive's base salary hereunder for a period of twelve (12) months after termination of employment.

                  6.2 Nondisclosure. The Executive shall not divulge, communication, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information, trade secrets, secret information, confidential business information, proprietary technology, internal financial information or any and all other sensitive data now known or hereafter acquired by the Executive with respect to the business of the Company (which shall include, but not limited to, information concerning the Company's financial, marketing and distribution of the Company's productions) shall be deemed a valuable, special and unique asset of the Company that is received by the Executive in confidence and as a fiduciary, and the Executive shall remain a fiduciary to the Company with respect to all such information.

                  6.3 Books and Records. All books and records accounts relating in any manner to the business, customers, suppliers or clients of the Company and all other documents, disks, software or other items containing confidential information relating to the Company, whether prepared by the Executive or otherwise coming into the Executive's possession, shall be the exclusive property of the Company and shall be returned immediately, together with any copies, to the Company on the termination of the Executive's employment hereunder, or on the Company's request at any time.

                  6.4 Ownership of inventions and Other Development. Company shall be entitled to own and control all proprietary technology and all financial, operating and creative ideas, works, scripts, processes and materials, including works of expression and copyrights in such works, that are developed, written, or conceived by Executive during Executive's employment hereunder to the extent that they relate to Company's current or potential business. Accordingly, Executive will disclose, deliver, and assign to Company all such created works, inventions, discoveries, improvements, trade secrets and all works subject to copyright. Executive agrees to execute all documents, patent applications, and arrangements necessary to further document such ownership and/or assignment and to take whatever other steps may be needed to give Company the full benefit of them. Executive agrees that all copyrightable materials generated or developed during the term of this Agreement (Shall be considered works made for hire under the copyright laws of the United States and that they shall, upon creation, be owned exclusively by the Company, and Company shall be entitled to register and hold in its own name all copyrights in respect to such materials. In regard to all properties conveyed or anticipated to be conveyed under this Agreement, in the event Company is dissolved or unable to meet its obligations under the stock purchase agreement, then all such works shall revert to Executive and Executive shall have first right of refusal to purchase all other work owned by Company.

         7. Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach by the Executive of any of the covenants contained in Section 6 of this Agreement will cause irreparable harm and damage to the Company, the monetary amount of which may be virtually impossible to ascertain. As a result, the Executive recognizes and hereby acknowledges that the Company shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any violation of any or all of the covenants contained in Section 6 of the agreement by the Executive or any of his affiliates, associates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other remedies the Company may possess.

         8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

                  9. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between and among the Executive, the Company and/or any of their affiliates with respect to the subject matter contained herein. Except for the obligation to pay any accrued but unpaid salary due the Executive all such prior agreements, understandings and arrangements for the provision of services by the Executive to the Company and/or any of its affiliates and the compensation of the Executive in any form shall automatically terminate upon the consummation of the transactions contemplated by the Purchase Agreement, and each party shall thereupon and thereby, without any further action, release and forever discharge the other (and the other's affiliates) from any and all liabilities and obligations of any nature arising out of or in connection with any and all such prior agreements, understandings or arrangements. This Agreement may not be modified in any way unless by a written instrument signed by both the Company and the Executive.

         11. Notices. Any notice required or permitted to be given hereunder shall be deemed given when delivered by hand, by facsimile or three (3) business days after being deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, if to the Company, to the address of the Company's principal offices at 244 West 54th Street, 12th Floor, New York, Y 10019, (ii) to the Executive, to his address as reflected on the payroll records of the Company, or to such other address as either party hereto may from time to time give notice of to the other.

         12. Benefits: Binding Effect. This agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where applicable, assigns, including without limitation, any successor to the Company, whether by merger, consolidation, sale of stock, sale of assets or otherwise, provided, however, that under no circumstances may the Executive delegate his employment obligations hereunder or any portion thereof.

         13. Severability. The invalidity of any one or more of the words, phrases, sentences, clauses or sections contained in this agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which clauses or sections contained in this Agreement are inserted conditionally on their being valid in law, and, in the event that any one or more words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted. If such invalidity is caused by length of time or size of area, or both, the otherwise invalid provision will be considered to be reduced to a period or are which would cure such invalidity.

         14. Waiver. The waiver by either party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

         15. Damages, Prevailing Party. Nothing contained herein shall be construed to prevent the Company or the Executive from seeking and recovering from the other damages sustained by either or both of them as a result of its or his breach of any term or provision of this Agreement. If there is any legal action or proceeding to enforce or interpret any provision of this AGREEMENT or to protect or to establish any right or remedy of any party, the non-prevailing party to such action of proceeding shall pay to the prevailing party all costs and expenses, including reasonable attorney's fees and costs, incurred by such prevailing party in such action or proceeding, in enforcing its judgment, and in connection with any appeal from such judgment. Reasonable attorney fees and costs incurred in enforcing any judgment or in connection with any appear shall be recoverable separately from and in addition to any other amount included in such judgment. The prevailing party's rights under section 14 shall not merge into any judgment and shall survive until all such fees and costs have been paid.

         16. Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement.

         17. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Company, the parties hereto and their respective heirs, personal representatives, legal representatives, successors and assigns, any rights or remedies under or by reason of this Agreement.

         18. Subsidiaries. All references to the "Company" in this agreement, including but not limited to those in Section 6, shall be deemed to include any and all of the Company's direct and indirect subsidiaries to the extent the context may require.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



BY:      /s/Robert P. Maerz                     BY:     /s/Michael L. Welsh
   -----------------------------                   -----------------------------
   MSH Entertainment Corporation                   Michael L. Welsh
   Robert P. Maerz
   Chairman and CEO

   244 W. 54th Street                              303 Wexford Drive
   New York, NY  10019                             Cherry Hill, NJ  08003